Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@huazhu.com

https://ir.huazhu.com

Huazhu Group Limited

Reports Third Quarter of 2020 Financial Results

•                      A total of 6,507 hotels or 634,087 hotel rooms in operation and 2,313 unopened hotels in pipeline as of September 30, 2020. Excluding Steigenberger Hotels AG and its subsidiaries (“DH”), a total of 6,390 hotels or 610,765 hotel rooms in operation.

•                      Hotel turnover1 increased 7% year-over-year to RMB11 billion for the third quarter of 2020. Excluding DH, hotel turnover decreased 1%.

•                      Net revenues increased 3.4% year-over-year to RMB3.2 billion (US$466 million)2 for the third quarter of 2020, better than revenue guidance previously announced of 0% to 2% increase. Excluding DH, net revenues decreased 10.5% year-over-year, in line with our guidance previously announced of a decline of 10 to 12%.

•                      Net loss attributable to Huazhu Group Limited was RMB212 million (US$31 million) for the third quarter of 2020, compared with net income attributable to Huazhu Group Limited of RMB431 million in the third quarter of 2019 and net loss attributable to Huazhu Group Limited of RMB548 million in the previous quarter. Excluding DH, net income attributable to Huazhu Group Limited was RMB482 million for the third quarter of 2020.

•                      Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities (but including non-cash goodwill impairment loss of RMB437 million), adjusted net loss attributable to Huazhu Group Limited (non-GAAP) for the third quarter of 2020 was RMB218 million (US$32 million), compared with adjusted net income attributable to Huazhu Group Limited (non-GAAP) of RMB434 million for the third quarter of 2019. Excluding DH, adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the third quarter of 2020 was RMB476 million.

•                      EBITDA (non-GAAP) for the third quarter of 2020 was RMB190 million (US$28 million), compared with RMB898 million for the third quarter of 2019. Excluding DH, EBITDA (non-GAAP) for the third quarter of 2020 was RMB859 million.

•                      Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities (but including non-cash goodwill impairment loss of RMB437 million), adjusted EBITDA (non-GAAP) for the third quarter of 2020 was RMB184 million (US$27 million), compared to RMB901 million for the third quarter of 2019. Excluding DH, adjusted EBITDA (non-GAAP) for the third quarter of 2020 was RMB853 million.

1  Hotel turnover refers to total transaction value of room and non-room revenues (i.e., leased and operated, manachised and franchised hotels).

2  The conversion of Renminbi (“RMB”) into United States Dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.7896 on September 30, 2020 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•                      In the fourth quarter of 2020, Huazhu expects net revenues to range from a 0% to a 3% increase year-over-year, or to range from a decline of 4-7% if excluding the addition of DH.

Shanghai, China, December 4, 2020 — Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “we”, “our” or “the Company”), a world-leading hotel group, today announced its unaudited financial results for the third quarter ended September 30, 2020.

As of September 30, 2020, Huazhu’s worldwide hotel network in operation totaled 6,507 hotels and 634,087 rooms, including 117 hotels from the addition of DH. During the third quarter of 2020, Legacy-Huazhu3 business opened 520 hotels, including 9 leased (or leased-and-operated) hotels and 511 manachised (or franchised-and-managed) hotels and franchised hotels, and closed a total of 201 hotels, including 12 leased hotels and 189 manachised and franchised hotels. During the third quarter of 2020, the Legacy-DH4 business opened 3 hotels, including 2 leased hotels and 1 manachised and franchised hotel, and closed 2 manachised and franchised hotels. As of September 30, 2020, Huazhu had a total of 2,313 unopened hotels in pipeline, including 2,272 hotels from Legacy-Huazhu business and 41 hotels from Legacy-DH business.

Legacy-Huazhu Only — Third Quarter of 2020 Operational Highlights

As of September 30, 2020, Legacy-Huazhu had 6,390 hotels in operation, including 687 leased and owned hotels and 5,703 manachised hotels and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 610,765 hotel rooms in operation, including 91,218 under the lease and ownership model and 519,547 under the manachise and franchise models. Legacy-Huazhu also had 2,272 hotels in the pipeline, including 22 leased and owned hotels and 2,250 manachised and franchised hotels. Legacy-Huazhu has experienced continued recovery during the third quarter of 2020. As of September 30, 2020, approximately 99% of Legacy-Huazhu’s hotels (excluding 83 hotels under governmental requisition) had resumed operations. The following discusses Legacy-Huazhu’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels as well as manachised and franchised hotels (excluding hotels under governmental requisition) for the periods indicated.

• The ADR was RMB218 in the third quarter of 2020, compared with RMB245 in the third quarter of 2019 and RMB185 in the previous quarter.

• The occupancy rate for all hotels in operation was 82.0% in the third quarter of 2020, compared with 87.7% in the third quarter of 2019 and 68.8% in the previous quarter.

• Blended RevPAR was RMB179 in the third quarter of 2020, compared with RMB215 in the third quarter of 2019 and RMB127 in the previous quarter.

3  Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

4  Legacy-DH refers to DH.

• For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB178 for the third quarter of 2020, representing a 19.8% decrease from RMB222 for the third quarter of 2019, with a 13.5% decrease in ADR and a 6.5-percentage-point decrease in occupancy rate.

Legacy-DH Only — Third Quarter of 2020 Operational Highlights

As of September 30, 2020, Legacy-DH had 117 hotels in operation, including 70 leased hotels and 47 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 23,322 hotel rooms in operation, including 12,820 under the lease model and 10,502 under the manachise and franchise models. Legacy-DH also had 41 hotels in the pipeline, including 28 leased hotels and 13 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

• The ADR was EUR93 in the third quarter of 2020, compared with EUR98 in the third quarter of 2019 and EUR87 in the previous quarter.

• The occupancy rate for all Legacy-DH hotels in operation was 37.9% in the third quarter of 2020, compared with 75.7% in the third quarter of 2019 and 18.3% in the previous quarter.

• Blended RevPAR was EUR35 in the third quarter of 2020, compared with EUR74 in the third quarter of 2019 and EUR16 in the previous quarter.

Ji Qi, founder, Executive Chairman and CEO of Huazhu commented: “We are pleased to see our adjusted EBITDA turned to a positive at RMB184 million in third quarter from a loss of RMB97 million in second quarter 2020, mainly due to continued strong recovery of Legacy-Huazhu’s hotels during the third quarter, following an upward RevPAR trend. Legacy-DH’s operating performance has also been steadily recovering from July until late-September when a second wave of the COVID-19 pandemic occurred again in Europe. We are taking further cost and cash flow measures to mitigate the effects of this situation.

“We remain very confident,” continued Mr. Ji, “to achieve our target of 10,000 hotels by 2022 as we believe the pandemic will accelerate the industry consolidation where Huazhu, as one of the market leaders, should be the major beneficiary. In addition, we are also exploring new opportunities in lower-tier cities to further expand our presence across China.”

Third Quarter of 2020 Financial Results

The third quarter of 2020 financial results included results of Legacy-DH business, which was not included in the third quarter of 2019 financial results. In the third quarter of 2020, both Legacy-Huazhu business and Legacy-DH businesses were affected by the COVID-19 pandemic compared with that of the third quarter of 2019.

(RMB in millions)	Q3 2019	Q2 2020	Q3 2020
Revenues:
Leased and owned hotels	2,089	1,236	2,131
Manachised and franchised hotels	939	676	995
Others	27	41	32
Net revenues	3,055	1,953	3,158

Net revenues for the third quarter of 2020 were RMB3.2 billion (US$466 million), representing a 3.4% year-over-year increase and a 61.7% sequential increase. Excluding DH, our net revenues for the third quarter of 2020 were RMB2.7 billion, representing a 10.5% year-over-year decrease.

Net revenues from leased and owned hotels for the third quarter of 2020 were RMB2.1 billion (US$314 million), representing a 2.0% year-over-year increase and a 72.4% sequential increase. Excluding DH, our net revenues from leased and owned hotels for the third quarter of 2020 were RMB1.7 billion, representing a 17.8% year-over-year decrease.

Net revenues from manachised and franchised hotels for the third quarter of 2020 were RMB995 million (US$147 million), representing a 6.0% year-over-year increase and a 47.2% sequential increase. Excluding DH, our net revenues from manachised and franchised hotels for the third quarter of 2020 were RMB976 million, representing a 3.9% year-over-year increase.

Other revenues represent revenues generated from businesses other than our hotel operations, which mainly include revenues from the provision of IT products and services to hotels, revenues from Huazhu Mall™ and other revenues from Legacy-DH business, totaling RMB32 million (US$5 million) in the third quarter of 2020, compared to RMB27 million in the third quarter of 2019 and RMB41 million in the previous quarter.

(RMB in millions)	Q3 2019	Q2 2020	Q3 2020
Operating costs and expenses:
Hotel operating costs	1,834	2,135	2,470
Other operating costs	11	7	15
Selling and marketing expenses	113	107	162
General and administrative expenses	277	263	343
Pre-opening expenses	126	99	42
Total operating costs and expenses	2,361	2,611	3,032

Hotel operating costs for the third quarter of 2020 were RMB2.5 billion (US$364 million), compared to RMB1.8 billion in the third quarter of 2019 and RMB2.1 billion in the previous quarter. Excluding DH, hotel operating costs for the third quarter of 2020 were RMB1.9 billion, which represented 70.4% of the quarter’s net revenues, compared to 60.0% for the third quarter in 2019 and 93.4% for the previous quarter.

Selling and marketing expenses for the third quarter of 2020 were RMB162 million (US$25 million), compared to RMB113 million in the third quarter of 2019 and RMB107 million in the previous quarter. Excluding DH, selling and marketing expenses for the third quarter of 2020 were RMB102 million, which represented 3.7% of the quarter’s net revenues, compared to RMB113 million or 3.7% of net revenues for the third quarter in 2019, and RMB71 million or 3.9% of net revenues for the previous quarter.

General and administrative expenses for the third quarter of 2020 were RMB343 million (US$51 million), compared to RMB277 million in the third quarter of 2019 and RMB263 million in the previous quarter. Excluding DH, general and administrative expenses for the third quarter of 2020 were RMB235 million, which represented 8.6% of the quarter’s net revenues, compared to 9.1% for the third quarter in 2019 and 9.7% for the previous quarter. The effects of a number of our cost-cutting initiatives, such as streamlining of head office headcounts, was gradually reflected.

Pre-opening expenses for the third quarter of 2020 were all related to Legacy-Huazhu totaling RMB42 million (US$6 million), compared to RMB126 million in the third quarter of 2019 and RMB99 million in the previous quarter.

Goodwill impairment loss for the third quarter of 2020 was all related to Legacy-DH totaling RMB437 million (US$64 million). As mentioned earlier, the Legacy-DH business had been gradually recovering since April 2020. However, a second wave of COVID-19 in Europe since late-September 2020 prolonged the timing and increased the uncertainty of the business recovery. In this connection, we made a non-cash provision of goodwill impairment loss on the Legacy-DH business.

Other operating income, net for the third quarter of 2020 was RMB110 million (US$16 million) mainly related to subsidy income totaling RMB99 million, compared to RMB9 million in the third quarter of 2019 and RMB164 million in the previous quarter.

Loss from operations for the third quarter of 2020 was RMB201 million (US$30 million). Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) for the third quarter of 2020 was RMB168 million (US$25 million), compared to adjusted income from operations (non-GAAP) of RMB734 million in the third quarter of 2019 and adjusted loss from operations (non-GAAP) of RMB456 million in the previous quarter. Excluding DH, our income from operations for the third quarter of 2020 was RMB523 million, compared to income from operations of RMB703 million in the third quarter of 2019 and loss from operations of RMB207 million in the previous quarter.

Operating margin, defined as income from operations as a percentage of net revenues, for the third quarter of 2020, was a negative 6.4%. Excluding DH, the operating margin for the third quarter of 2020 was 19.1%, compared with 23.0% in the third quarter of 2019 and a negative 11.4% in the previous quarter.

Other expense, net for the third quarter of 2020 was RMB1 million (US$0 million), compared to other income, net of RMB86 million for the third quarter of 2019, mainly due to gains realized from our sales of some equity securities in the third quarter of 2019, and other income, net of RMB21 million for the previous quarter.

Unrealized gains from fair value changes of equity securities for the third quarter of 2020 was RMB39million (US$6 million), compared to unrealized gains from fair value changes of equity securities of RMB28 million in the third quarter of 2019 and unrealized losses from fair value changes of equity securities of RMB34 million in the previous quarter. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels.

Income tax benefit for the third quarter of 2020 was RMB50 million (US$7 million), compared to income tax expense of RMB191 million in the same period of 2019 and income tax benefit of RMB68 million in the previous quarter.

Net loss attributable to Huazhu Group Limited for the third quarter of 2020 was RMB212 million (US$31 million). Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities (but including non-cash goodwill impairment loss of RMB437 million), adjusted net loss attributable to Huazhu Group Limited (non-GAAP) for the third quarter of 2020 was RMB218 million (US$32 million). Excluding DH, the net income attributable to Huazhu Group Limited for the third quarter of 2020 was RMB482 million, compared to net income attributable to Huazhu Group Limited of RMB431 million in the third quarter of 2019 and a net loss attributable to Huazhu Group Limited of RMB325 million in the previous quarter. Excluding DH, the adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the third quarter of 2020 was RMB476 million, compared with adjusted net income attributable to Huazhu Group Limited (non-GAAP) of RMB434 million in the third quarter of 2019 and an adjusted net loss attributable to Huazhu Group Limited (non-GAAP) of RMB253 million in the previous quarter.

Basic and diluted losses per share/ADS. For the third quarter of 2020, basic and diluted losses per share were RMB0.73 (US$0.11). For the third quarter of 2020, excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic and diluted losses per share (non-GAAP) were RMB0.75 (US$0.11).

EBITDA (non-GAAP) for the third quarter of 2020 was RMB190 million (US$28 million). Excluding DH, the EBITDA (non-GAAP) for the third quarter of 2020 was RMB859 million (US$118 million), compared with RMB898 million in the third quarter of 2019 and RMB66 million in the previous quarter. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities (but including non-cash goodwill impairment loss of RMB437 million), adjusted EBITDA (non-GAAP) for the third quarter of 2020 was RMB184 million (US$27 million). Excluding DH, the adjusted EBITDA (non-GAAP) for the third quarter of 2020 was RMB853 million (US$117 million), compared with RMB901 million in the third quarter of 2019 and RMB138 million in the previous quarter.

Cash flow. Operating cash inflow for the third quarter of 2020 was RMB1.1 billion (US$168 million). Investing cash outflow for the third quarter of 2020 was RMB2.1 billion (US$305 million), mainly including RMB1.6 billion (net cash out) for an investment in Accor shares. Financing cash inflow for the third quarter of 2020 was RMB3.8 billion (US$565 million), mainly related to RMB5.2 billion (net cash in) from the secondary listing of the Company’s shares on The Stock Exchange of Hong Kong Limited and RMB1.4 billion (net cash out) for the repayment of bank loans.

Cash and cash equivalents and Restricted cash. As of September 30, 2020, the Company had a total balance of cash and cash equivalents of RMB6.6 billion (US$969 million) and restricted cash of RMB1.3 billion (US$195 million).

Debt financing. As of September 30, 2020, the Company had a total debt balance of RMB13.4 billion (US$2.0 billion) and the unutilized credit facility available to the Company was RMB4.4 billion. On November 2, 2020, we completed our previously announced put right offer relating to our 0.375% Convertible Senior Notes due 2022. US$6,000 aggregate principal amount of these Notes were repurchased, and paid in cash to the applicable holders. The remaining Notes outstanding of US$475 million will be reclassified from short-term debt to long-term debt on the balance sheet in the next quarter.

COVID-19 update

During Q3 2020, our occupancy rate recovery continued, thanks to China’s effective control of the COVID-19 pandemic. In addition, our average daily room rate had also recovered gradually along with the occupancy rate. More importantly, leisure traveling was the key driver to this recovery, which had resulted in outstanding performance of our upper-midscale and upscale brand hotels. We were glad to see that the recovering trend continued in October, with our blended RevPAR recovering close to 100% as of the same time in last year. Heading into November and December, as more COVID-19 patient cases have been discovered in Shanghai, and some regions have been defined as medium risk regions, these recent developments have negatively affected demand for lodging in Shanghai and nearby cities. We believe that the Chinese government has many tools to help contain the pandemic, so we do not currently expect a nationwide spread of COVID-19 in China.

DH operating performance also recovered steadily from July through mid-September 2020. However, this recovery trend was affected since late September due to a second wave of COVID-19 outbreak in European countries. To mitigate the effects of this situation, we are taking further cost and cash flow measures, such as deferring rental payments, reducing or eliminating discretionary corporate spending and capital expenditures, etc. As of November 30, 2020, 89% or 107 of DH hotels were in operation. We have also reached out to our banks for additional bank facilities to support our operations in Europe during this period.

Guidance

In October and November, our blended RevPAR recovered to approximately 100% and more than 90% of last year level, respectively. For December, up to the date of this release, we have not yet seen any major impacts on our blended RevPAR from recent recurrence of COVID-19 outbreak in various cities, such as Shanghai and Tianjin. However, considering the potential uncertainties in the remaining of December, we expect net revenues in fourth quarter of 2020 to range from a 0% to a 3% increase year-over-year, or to range from a decline of 4-7% if excluding the addition of DH.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Huazhu’s management will host a conference call at 8 p.m. U.S. Eastern time, Sunday, December 6, 2020 (or 9 a.m. (Hong Kong time) on Monday, December 7, 2020) following the announcement. The conference call will be a Direct Event call. All participants must preregister online prior to the call. Please use the link http://apac.directeventreg.com/registration/event/1536939 to complete the online registration at least 15 minutes prior to the commencement of the conference call. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID. To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference promptly. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through December 14, 2020. Please dial +1 (855) 452 5696 (for callers in the US), 400 632 2162 (for callers in mainland China), 800 963 117 (for callers in Hong Kong) or +61 2 8199 0299 (for callers outside the US) and enter the passcode 1536939.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally Accepted Accounting Principles (or U.S. GAAP), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (or SEC): hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income (loss) attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; and adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP results” at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before reflecting the effects of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging and other industries, and may be used by investors and Company management as a measure of financial performance. The Company believes that EBITDA provides investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of our hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding our reported results or evaluating the economic performance of our businesses. These gains and losses have caused and will continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes that adjusted EBITDA more closely reflects the performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA, however, should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of September 30, 2020, Huazhu operated 6,507 hotels with 634,087 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of September 30, 2020, Huazhu operates 16 percent of its hotel rooms under lease and ownership model, and 84 percent under manachise and franchise models.

For more information, please visit the Company’s website: https://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of demand for lodging in China and other factors and risks outlined in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

-—Financial Tables and Operational Data Follow—

Huazhu Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2019	September 30, 2020
	RMB	RMB	US$
		(in millions)
ASSETS
Current assets:
Cash and cash equivalents	3,234	6,577	969
Restricted cash	10,765	1,323	195
Short-term investments	2,908	3,169	467
Accounts receivable, net	218	493	73
Loan receivables, net	193	245	36
Amounts due from related parties	182	177	26
Inventories	57	93	14
Income tax receivables	—	2	0
Other current assets, net	699	697	102
Total current assets	18,256	12,776	1,882

Property and equipment, net	5,854	6,570	968
Intangible assets, net	1,662	5,949	876
Operating lease right-of-use assets	20,875	29,677	4,371
Finance lease right-of-use assets	—	1,793	264
Land use rights, net	215	209	31
Long-term investments	1,929	1,866	275
Goodwill	2,657	4,976	733
Loan receivables, net	280	261	38
Other assets, net	707	757	111
Deferred tax assets	548	902	133
Total assets	52,983	65,736	9,682

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	8,499	5,701	840
Accounts payable	1,176	1,209	178
Amounts due to related parties	95	73	11
Salary and welfare payables	491	348	51
Deferred revenue	1,179	1,317	194
Operating lease liabilities, current	3,082	3,458	509
Finance lease liabilities, current	—	27	4
Accrued expenses and other current liabilities	1,856	2,573	379
Dividends payable	678	—	—
Income tax payable	231	127	19
Total current liabilities	17,287	14,833	2,185

Long-term debt	8,084	7,686	1,132
Operating lease liabilities, noncurrent	18,496	27,742	4,086
Finance lease liabilities, noncurrent	—	2,231	329
Deferred revenue	559	609	90
Other long-term liabilities	566	735	108
Deferred tax liabilities	491	1,828	269
Retirement benefit obligations	—	129	19
Total liabilities	45,483	55,793	8,218

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(107)	(16)
Additional paid-in capital	3,834	9,005	1,326
Retained earnings	3,701	799	118
Accumulated other comprehensive income (loss)	(49)	162	24
Total Huazhu Group Limited shareholders’ equity	7,379	9,859	1,452
Noncontrolling interest	121	84	12
Total equity	7,500	9,943	1,464
Total liabilities and equity	52,983	65,736	9,682

Huazhu Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	September 30, 2019	June 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS data)
Revenues:
Leased and owned hotels	2,089	1,236	2,131	314
Manachised and franchised hotels	939	676	995	147
Others	27	41	32	5
Net revenues	3,055	1,953	3,158	466

Operating costs and expenses:
Hotel operating costs:
Rents	(664)	(833)	(859)	(126)
Utilities	(105)	(91)	(136)	(20)
Personnel costs	(466)	(508)	(611)	(90)
Depreciation and amortization	(243)	(320)	(337)	(50)
Consumables, food and beverage	(203)	(185)	(253)	(37)
Others	(153)	(198)	(274)	(41)
Total hotel operating costs	(1,834)	(2,135)	(2,470)	(364)
Other operating costs	(11)	(7)	(15)	(2)
Selling and marketing expenses	(113)	(107)	(162)	(25)
General and administrative expenses	(277)	(263)	(343)	(51)
Pre-opening expenses	(126)	(99)	(42)	(6)
Total operating costs and expenses	(2,361)	(2,611)	(3,032)	(448)
Goodwill impairment loss	—	—	(437)	(64)
Other operating income (expense), net	9	164	110	16
Income (Losses) from operations	703	(494)	(201)	(30)
Interest income	46	26	31	5
Interest expense	(72)	(142)	(136)	(20)
Other (expense) income, net	86	21	(1)	(0)
Unrealized gains (losses) from fair value changes of equity securities	28	(34)	39	6
Foreign exchange gain (loss)	(108)	34	48	7
Income (Loss) before income taxes	683	(589)	(220)	(32)
Income tax (expense) benefit	(191)	68	50	7
Gain (Loss) from equity method investments	(60)	(33)	(35)	(5)
Net income (loss)	432	(554)	(205)	(30)
Net (income) loss attributable to noncontrolling interest	(1)	6	(7)	(1)
Net income (loss) attributable to Huazhu Group Limited	431	(548)	(212)	(31)

Other comprehensive income
Gain arising from defined benefit plan, net of tax	—	4	(7)	(1)
Foreign currency translation adjustments, net of tax	(65)	43	237	35
Comprehensive income (loss)	367	(507)	25	4
Comprehensive (income) loss attributable to noncontrolling interest	(1)	6	(7)	(1)
Comprehensive income (loss) attributable to Huazhu Group Limited	366	(501)	18	3

Earnings (Losses) per share/ADS:
Basic	1.51	(1.91)	(0.73)	(0.11)
Diluted	1.45	(1.91)	(0.73)	(0.11)

Weighted average number of shares used in computation:
Basic	284,657,577	286,473,344	291,675,396	291,675,396
Diluted	304,311,266	286,473,344	291,675,396	291,675,396

Huazhu Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	September 30, 2019	June 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	432	(554)	(205)	(30)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	31	38	33	5
Depreciation and amortization, and other	257	359	367	54
Impairment loss	3	16	453	67
Loss from equity method investments, net of dividends	99	33	14	2
Investment (income) loss	(6)	(11)	(89)	(13)
Changes in operating assets and liabilities	20	470	747	110
Other	171	161	(181)	(27)
Net cash provided by (used in) operating activities	1,007	512	1,139	168

Investing activities:
Capital expenditures	(390)	(339)	(452)	(67)
Acquisitions, net of cash received	(23)	(0)	(3)	(0)
Purchase of investments	(118)	(0)	(1,631)	(241)
Proceeds from maturity/sale of investments	533	35	14	2
Loan advances	(131)	(24)	(48)	(7)
Loan collections	148	47	51	8
Other	(8)	—	0	0
Net cash provided by (used in) investing activities	11	(281)	(2,069)	(305)

Financing activities:
Net proceeds from issuance of ordinary shares	2	0	5,245	772
Proceeds from debt	2	4,291	1,468	216
Repayment of debt	(605)	(2,930)	(2,844)	(419)
Other	(37)	(12)	(33)	(4)
Net cash provided by (used in) financing activities	(638)	1,349	3,836	565

Effect of exchange rate changes on cash, cash equivalents and restricted cash	6	12	(73)	(11)
Net increase (decrease) in cash, cash equivalents and restricted cash	386	1,592	2,833	417
Cash, cash equivalents and restricted cash at the beginning of the period	4,065	3,475	5,067	747
Cash, cash equivalents and restricted cash at the end of the period	4,451	5,067	7,900	1,164

Huazhu Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2020
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	2,470	78.2%	12	0.4%	2,458	77.8%
Other operating costs	15	0.5%	—	0.0%	15	0.5%
Selling and marketing expenses	162	5.1%	1	0.0%	161	5.1%
General and administrative expenses	343	10.9%	20	0.6%	323	10.3%
Pre-opening expenses	42	1.3%	—	0.0%	42	1.3%
Total operating costs and expenses	3,032	96.0%	33	1.0%	2,999	95.0%
Income (Loss) from operations	(201)	-6.4%	33	1.0%	(168)	-5.4%

	Quarter Ended September 30, 2020
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in millions)
Hotel operating costs	364	78.2%	2	0.4%	362	77.8%
Other operating costs	2	0.5%	—	0.0%	2	0.5%
Selling and marketing expenses	25	5.1%	0	0.0%	25	5.1%
General and administrative expenses	51	10.9%	3	0.6%	48	10.3%
Pre-opening expenses	6	1.3%	—	0.0%	6	1.3%
Total operating costs and expenses	448	96.0%	5	1.0%	443	95.0%
Income (Loss) from operations	(30)	-6.4%	5	1.0%	(25)	-5.4%

	Quarter Ended June 30, 2020
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	2,135	109.3%	11	0.6%	2,124	108.7%
Other operating costs	7	0.4%	—	0.0%	7	0.4%
Selling and marketing expenses	107	5.5%	1	0.1%	106	5.4%
General and administrative expenses	263	13.5%	26	1.3%	237	12.2%
Pre-opening expenses	99	5.1%	—	0.0%	99	5.1%
Total operating costs and expenses	2,611	133.8%	38	2.0%	2,573	131.8%
Income (Loss) from operations	(494)	-25.3%	38	2.0%	(456)	-23.3%

	Quarter Ended September 30, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,834	60.0%	10	0.3%	1,824	59.7%
Other operating costs	11	0.4%	—	0.0%	11	0.4%
Selling and marketing expenses	113	3.7%	1	0.0%	112	3.7%
General and administrative expenses	277	9.1%	20	0.7%	257	8.4%
Pre-opening expenses	126	4.1%	—	0.0%	126	4.1%
Total operating costs and expenses	2,361	77.3%	31	1.0%	2,330	76.3%
Income from operations	703	23.0%	31	1.0%	734	24.0%

Huazhu Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	September 30, 2019	June 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	431	(548)	(212)	(31)
Share-based compensation expenses	31	38	33	5
Unrealized (gains) losses from fair value changes of equity securities	(28)	34	(39)	(6)
Adjusted net income (loss) attributable to Huazhu Group Limited (non-GAAP)	434	(476)	(218)	(32)

Adjusted earnings (losses) per share/ADS (non-GAAP)
Basic	1.52	(1.66)	(0.75)	(0.11)
Diluted	1.46	(1.66)	(0.75)	(0.11)

Weighted average number of shares used in computation
Basic	284,657,577	286,473,344	291,675,396	291,675,396
Diluted	304,311,266	286,473,344	291,675,396	291,675,396

	Quarter Ended
	September 30, 2019	June 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$
	(in millions)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	431	(548)	(212)	(31)
Interest income	(46)	(26)	(31)	(5)
Interest expense	72	142	136	20
Income tax expense (benefit)	191	(68)	(50)	(7)
Depreciation and amortization	250	331	347	51
EBITDA (non-GAAP)	898	(169)	190	28
Share-based compensation	31	38	33	5
Unrealized (gains) losses from fair value changes of equity securities	(28)	34	(39)	(6)
Adjusted EBITDA (non-GAAP)	901	(97)	184	27

Operating Results: Legacy-Huazhu

	Number of hotels				Number of rooms
				As of	As of
	Opened in Q3 2020	Closed (1) in Q3 2020	Net added in Q3 2020	September 30, 2020 (2)	September 30, 2020
Leased and owned hotels	9	(12)	(3)	687	91,218
Manachised and franchised hotels	511	(189)	322	5,703	519,547
Total	520	(201)	319	6,390	610,765

(1)             The reasons for hotel closures mainly include non-compliance with brand standards, operating losses, and property-related issues. In Q3 2020, we had 17 hotels closed for brand upgrade and business model change purposes.

(2)         As of September 30, 2020, 83 hotels were requisitioned by governmental authorities.

	As of September 30, 2020
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,213	1,097
Leased and owned hotels	446	4
Manachised and franchised hotels	3,767	1,093
Midscale and upscale hotels	2,177	1,175
Leased and owned hotels	241	18
Manachised and franchised hotels	1,936	1,157
Total	6,390	2,272

Operational hotels (excluding hotels under requisition)

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2019	2020	2020	change
Average daily room rate (in RMB)
Leased and owned hotels	288	205	255	-11.4%
Manachised and franchised hotels	235	181	211	-10.3%
Blended	245	185	218	-11.1%
Occupancy rate (as a percentage)
Leased and owned hotels	90.0%	67.4%	82.9%	-7.1	p.p.
Manachised and franchised hotels	87.2%	69.1%	81.8%	-5.3	p.p.
Blended	87.7%	68.8%	82.0%	-5.7	p.p.
RevPAR (in RMB)
Leased and owned hotels	259	138	211	-18.5%
Manachised and franchised hotels	205	125	173	-15.8%
Blended	215	127	179	-16.9%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of September 30,		For the quarter ended September 30,		yoy change	For the quarter ended September 30,		yoy change	For the quarter ended September 30,		yoy change
	2019	2020	2019	2020		2019	2020		2019	2020	(p.p.)
Economy hotels	2,604	2,604	185	144	-21.9%	199	168	-15.7%	92.7%	85.9%	-6.8
Leased and owned hotels	421	421	207	159	-23.0%	222	184	-17.2%	93.4%	86.9%	-6.6
Manachised and franchised hotels	2,183	2,183	179	140	-21.6%	193	164	-15.3%	92.6%	85.7%	-6.9
Midscale and upscale hotels	1,108	1,108	289	238	-17.4%	335	298	-11.2%	86.1%	80.1%	-6.0
Leased and owned hotels	188	188	352	269	-23.5%	402	345	-14.2%	87.4%	78.0%	-9.4
Manachised and franchised hotels	920	920	271	230	-15.2%	316	284	-9.9%	85.8%	80.7%	-5.0
Total	3,712	3,712	222	178	-19.8%	245	212	-13.5%	90.4%	83.8%	-6.5

Operating Results: Legacy-DH

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q3 2020	Closed in Q3 2020	Net added in Q3 2020	As of September 30, 2020(3)	As of September 30, 2020	As of September 30, 2020
Leased hotels	2	—	2	70	12,820	28
Manachised and franchised hotels	1	(2)	(1)	47	10,502	13
Total	3	(2)	1	117	23,322	41

(3)         As of September 30, 2020, a total of 12 hotels were temporarily closed due to COVID-19 outbreak.

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2019	2020	2020	change
Average daily room rate (in EUR)
Leased hotels	100	82	88	-11.8%
Manachised and franchised hotels	94	97	101	6.9%
Blended	98	87	93	-4.7%
Occupancy rate (as a percentage)
Leased hotels	78.7%	18.7%	38.2%	-40.5	p.p.
Manachised and franchised hotels	72.3%	17.3%	37.5%	-34.8	p.p.
Blended	75.7%	18.3%	37.9%	-37.8	p.p.
RevPAR (in EUR)
Leased hotels	79	15	34	-57.1%
Manachised and franchised hotels	68	17	38	-44.6%
Blended	74	16	35	-52.2%

Hotel Portfolio by Brand

	As of September 30, 2020
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,226	355,402	1,107
HanTing Hotel	2,722	253,155	477
Hi Inn	443	25,946	103
Elan Hotel(4)	849	53,471	461
Ibis Hotel	199	21,323	56
Zleep Hotel	13	1,507	10
Midscale and upscale hotels	2,281	278,685	1,206
Ibis Styles Hotel	63	7,470	28
Starway Hotel	428	37,137	307
JI Hotel	1,033	128,994	453
Orange Hotel	308	35,101	171
Crystal Orange Hotel	110	14,896	50
Manxin Hotel	59	5,854	34
Madison Hotel	23	2,953	24
Mercure Hotel	98	16,685	60
Novotel Hotel	12	3,387	13
Joya Hotel	10	1,926	1
Blossom House	26	978	25
Grand Mercure Hotel	7	1,489	8
Steigenberger Hotels & Resorts	49	11,556	8
IntercityHotel	44	7,827	20
Maxx by Steigenberger	5	777	1
Jaz in the City	2	424	2
Other partner hotels	4	1,231	1
Total	6,507	634,087	2,313

(4)    As of September 30, 2020, 4 Ni Hao hotels were included in the operational hotel of Elan Hotel and 27 Ni Hao hotels were included in the pipeline of Elan Hotel.